SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13-D

Under the Securities Exchange Act of 1934

ROFIN-SINAR TECH INC
(Name of Issuer)

HENDERSON INVESTORS LIMITED
(name of Person filing Statement)

COMMON STOCK PAR VALUE $0.01
(Title of Class of Securities)


2748494
(CUSIP Number)

Mark Phythian-Adams
Henderson Administration Limited
3 Finsbury Avenue
London EC2M 2PA England
Telephone: 44-71-410-4700
(Name, address, and telephone number of person authorised to receive notices and communications)

27 April 1999
(Date of event which requires filing of this Statement)

Item 1.	Security and Issuer

This Statement relates to the shares of Common Stock, par value $0.01 of
 Rofin-Sinar Tech Inc,
a corporation incorporated under the laws of Germany ("the Company").
 The address of Rofin-
Sinar Tech Inc's principal executive offices is Berzeluisstrasse 83,
 D22113 Hamburg, Germany.

Item 2.	Identity and Background

This Statement is being filed on behalf of:

(a)	AMP (UK) plc,
(b)	Henderson plc ("Hplc"),
(c)	Henderson  Investors Limited ("HIL"),
(d)	      Henderson Administration Limited ("HAL"),
(e)	      Henderson Fund Management plc ("HFM"),

hereinafter collectively referred to as "the Henderson Companies".

Hplc, HIL, HAL, and HFM are subsidiaries of AMP (UK) plc. Hplc is a Public
Limited
Company and HIL, HFM, and HAL are Private Limited Companies, each of which is organised under the laws of England and has its principal office and principal business at 3, Finsbury Avenue, London, EC2 2PA, England.

The principal business of HIL, HFM and HAL is to act as an investment manager on a discretionary basis to pension funds, unit trusts, investment trusts, other institutional investors and individual private clients.

Appendix A attached hereto is a list of the executive officers and directors of the Henderson
Companies setting forth the following information with respect to each such person:-

	(a)	Name and business address;
(b) Present principal occupation or employment and the name,
(c)  principal business
and address of any corporation or other organisation in which such employment is conducted;
	(c)	Citizenship.

During the last five years, none of the Henderson Companies nor, to the best of our knowledge,
any person named in Appendix A has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanours.

During the last five years, none of the Henderson Companies nor, to the best of our knowledge, any person named in Appendix A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding has been or is subject to a judgement, decree or final order enjoining future violations, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violations with respect to such laws.


Item 3.	Source and Amount of Funds or Other Considerations

The aggregate sale price for the Common Stock sold by the Henderson Companies was approximately US$116200.

Item 4.	Purpose of Transaction

The Common Stock sold for the discretionary accounts were sold as part of portfolios of marketable securities and were being held as investments. Depending on price, market conditions, re-evaluation of Rofin-Sinar Tech Inc's business and other factors which may impact on the assessment of an investment in Rofin-Sinar Tech Inc, the Henderson Companies may acquire or dispose of shares of Common Stock. Notwithstanding the present assessment of investment in Rofin-Sinar Tech Inc, the Henderson Companies intend to review such assessment periodically and may increase or decrease holdings of shares of Common Stock,
depending on the factors cited above.

The Henderson Companies do not plan to exercise control over Rofin-Sinar Tech Inc. The
Henderson Companies have not formulated any plans or proposals that would relate to or result in an extraordinary corporate transaction involving Rofin-Sinar Tech Inc, a sale or transfer of a material amount of the assets of Rofin-Sinar Tech Inc, any change in Rofin-Sinar Tech Inc
Group Inc's Board of Directors or management, any material change in Rofin-Sinar Tech Inc
Group Inc's capitalization or dividend policy, any material change in Rofin-Sinar Tech Inc
Group Inc's business or corporate structure, any changes in Rofin-Sinar
 Tech Inc Group Inc's
charter or by-laws or any other action which may impede the acquisition of control of Rofin-
Sinar Tech Inc Group Inc by any person, or the deregistering or delisting of Rofin-Sinar Tech
Inc Group Inc's securities.

Item 5.	Interest in Securities of the Issuer

(a)	HIL/HAL/HFM hold of record shares of Common Stock owned by certain investors
(collectively, the "Investors") maintaining accounts at HIL/HAL/HFM. The aggregate number of the shares of Common Stock held of record by HIL/HAL/HFM is 561,621 shares.

	For the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, HIL/HAL/HFM may be considered a beneficial owner of those shares as a result of its ability to vote or dispose of such shares. As a result of such beneficial ownership,HIL/HAL/HFM would be deemed to own
561,621 shares, representing approximately 4.87% of the amount outstanding as of 27 April 1999.

	For the purposes of Section 13(d), of the Securities Exchange Act of 1934, as
amended, AMP (UK) plc may be considered a beneficial owner of those shares as a result of its ability to control Hplc, HIL, HFM and HAL, due to its ownership of 100% of the capital stock of such companies. As a result of such beneficial ownership,
	AMP (UK) plc may be deemed to own 561,621 shares, representing approximately
4.87% of the amount outstanding as of 27 April 1999.

(b)	The following chart sets forth each purchase and sale by HIL/HFM/HAL of
Common
Stock, on behalf of the respective Investors, within the past 60 days, including the date, the number of shares purchased and the price per share with respect to each transaction:

	Date  	No. of shares	Price per share
	27.4.99	561,621 	US$5.81

	All such purchases and sales were executed in ordinary brokerage transactions on the
New York Stock Exchange. During the past 60 days, there were no transactions involving shares of Common Stock by any persons named in Item 2 of this Statement other than as stated above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to the
Securities of the Issue

	Except as otherwise noted in this Statement, none of the Henderson Companies nor, to the best of our knowledge, any of the persons named in Appendix A attached hereto has any contract, arrangement, understanding, or relationship (legal or otherwise) with any person in respect of any securities of Rofin-Sinar Tech Inc Group Inc, including, but not limited to, transfer or voting any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibits

Exhibit No.

*1.	Joint Filing Agreement, dated as of 27 April 1999, between Hplc,
 HIL, HFM and HAL.


















Appendix A

	Information concerning certain persons referred to in Item 2.

	Directors of Henderson plc

(a)	Name			Nationality
& (f)
	Benjamin Harold Bourchier Wrey		British
	Dugald McMillan Eadie		British
	Robin Alexander Macdonald Baillie*		British
	Lee-Ann Churcher Barnett		British
	Limerick, The Rt Hon The Earl of Limerick Patrick
	Edmund Pery*		British
	Mark Vevers Phythian-Adams		British
	Sir Brian Piers Shaw*		British
	Mr George Rea Trumbull*		American

*	Non-Executive Directors

	Co. Secretary: Mark Vevers Phythian-Adams	British

Directors of Henderson Investors Limited

John Randle Alexander			British
Brian Jonathan David Ashford-Russell		British
Lee-Ann Churcher Barnett		British
Peter John Bassett			British
Andrew Baum			British
Michael Charles Bray			British
George Ian Buckley			British
Michael Gerard Clare			British
Richard Thomas Carlyle		British
Rupert Alexander Carnegie		British
Ian Campbell Clark			British
Christopher George Clarke		British
David Collingwood			British
Job Sebastian Curtis			British
Sean Dranfield			British
Dugald McMillan Eadie		British
Simon Charles Ellis			British
Alasdair Robert Findlay-Shirras		British
Christopher John Galleymore		British
William Peter Garnett			British
Matthew Gilbert Green 		British

Alexander Jonathan Henderson		British
Nicholas Toby Hiscock			British
Michael David Hooper			British
James Roger Cooper Hunt		British
Christian Rachel Mary Jago		British
Fred Martin Kinahan			Irish
Mark Joseph Lund			British
Lachlan Roderick Maclean		British
Heather Caroline Seaton Manners		British
Nitin Mehta			British
Michael Moule			British
Fokke Jan Ozinga			Dutch
John Leonard Partridge			British
Stephen Peak			British
Christopher Brian Pemberton		British
Mark Vevers Phythian-Adams		British
James Peyton Robinson	     	British
Michael Howard Robinson		British
Norman John Sharman			British
John Bertram Hanway Swanston		British
Richard Walker Smith			British
Anthony Christopher John Solway		British
Tim Peter Stevenson			British
Brian Cyril Turner			British
Hironori Tsuchiya			Japanese
Rupert Mark Thompson		British
David Christopher Thornton		British
David Ernest Taylor			British
Christopher Montagu Turner		British
Michael John Watt			British
Anthony James Garnham Wolfe		British
Benjamin Harold Bourchier Wrey		British

Company Secretary:
Henderson Secretarial Services Ltd		British

Directors of Henderson Fund Management Limited
Lee-Ann Churcher Barnett		British
George Ian Buckley			British
Rupert Alexander Carnegie		British
Michael Gerard Clare			British
Ian Campbell Clark			British
Dugald McMillan Eadie		British
Nicholas Toby Hiscock			British
James Roger Cooper Hunt		British
Christian Rachel Mary Jago		British
Mark Joseph Lund			British
John Leonard Partridge			British
Mark Vevers Phythian-Adams		British
Michael Howard Robinson		British
Anthony Christopher John Solway		British

Company Secretary:
Henderson Secretarial Services Ltd		British


Directors of Henderson Administration Limited

Lee-Ann Churcher Barnett		British
Ian George Buckley			British
Rupert Alexander Carnegie		British
Michael Gerard Clare			British
Ian Campbell Clark			British
Dugald McMillan Eadie		British
Nicholas Toby Hiscock			British
James Roger Cooper Hunt		British
Christian Rachel Mary Jago		British
Mark Joseph Lund			British
John Leonard Partridge			British
Mark Vevers Phythian-Adams		British
Anthony Christopher John Solway		British
Michael Howard Robinson		British
Benjamin Harold Bourchier Wrey		British

Company Secretary:
Henderson Secretarial Services Ltd		Britis



Item (b) *	The principal office and business of each of the Directors
and Secretaries
named above is located at 3 Finsbury Avenue, London, EC2M 2PA, England.

Item (c)		The present principal occupation of the persons named
above, is to act either
		as an investment manager/adviser or to provide administrative services to
		clients on a discretionary basis on behalf of the various companies within
		AMP (UK) Ltd.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

			HENDERSON PLC

			By
 ........................................................................
			Name: 	Mark Phythian-Adams
			Title: 		Company Secretary

			HENDERSON INVESTORS LIMITED

			By
 .....................................................................
			Name:	On behalf of Henderson Secretarial Services Limited
			Title:		Company Secretary


			HENDERSON FUND MANAGEMENT LIMITED

			By
 ....................................................................
	Name:	On behalf of Henderson Secretarial
Services Limited
			Title:		Company Secretary


			HENDERSON ADMINISTRATION LIMITED

			By
 .....................................................................
			Name:	On behalf of Henderson Secretarial
			Services Limited
			Title:		Company Secretary






Dated as of 27 April 1999

JOINT FILING AGREEMENT AMONG
HENDERSON PLC
HENDERSON FUND MANAGEMENT LIMITED
HENDERSON INVESTORS LIMITED
HENDERSON ADMINISTRATION LIMITED

The undersigned hereby agree that the Schedule 13-D with respect to the shares of Common
Stock, par value $0.01, of Rofin-Sinar Tech Inc dated 27 April 1999 is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1, (f), (I) under the Securities Exchange Act of
1934, as amended. Each of the undersigned agrees to be responsible for the timely filing of the
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein.

			HENDERSON PLC

			By .......................................................
			Name: 	Mark Phythian-Adams
			Title: 		Company Secretary

			HENDERSON INVESTORS LIMITED

			By ....................................................
			Name:	On behalf of Henderson Secretarial
				Services Limited
			Title:		Company Secretary


			HENDERSON FUND MANAGEMENT LIMITED

			By .................................................
			Name:	On behalf of Henderson Secretarial
				 Services Limited
			Title:		Company Secretary


			HENDERSON ADMINISTRATION LIMITED

			By ...............................................
			Name:	On behalf of Henderson Secretarial
				Services Limited
			Title:		Company Secretary


Dated 27 April 1999



CUSIP No.
13D
Page     2  of         Pages

1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Henderson Investors Limited
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            	(a)X


	(b)

3
SEC USE ONLY


4
SOURCE OF FUNDS*

00
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6
CITIZENSHIP OR PLACE OF ORGANISATION

United Kingdom
NUMBER OF                7
SOLE VOTING POWER

561,621
SHARES                        8
SHARED VOTING POWER


BENEFICIALLY            9
SOLE DISPOSITIVE POWER

561,621
OWNED BY EACH

REPORTING PERSON

WITH                          10
SHARED DISPOSITIVE POWER

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

561,621
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.87
14
TYPE OF REPORTING PERSON*

CO/IA

* SEE INSTRUCTIONS BEFORE FILLING OUT!